Exhibit 99.1

CNFinance Announces First Quarter 2020 Unaudited Financial Results

GUANGZHOU, China, May 26, 2020 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB1,166.9 million (US$164.7 million) during the first quarter of 2020.

●	Total outstanding loan principal[2] was RMB10.8 billion as of March 31, 2020, compared to RMB11.3 billion as of December 31, 2019.

●	Total interest and fees income were RMB493.7 million (US$69.6 million) in the first quarter of 2020, a decrease of 44.7% from RMB892.3 million in the same period of 2019.

●	Net income/(loss) was a net loss of RMB65.7 million (US$9.3 million) in the first quarter of 2020, a decrease of 148.5% from the net gain of RMB135.5 million in the same period of 2019.

●	Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB(0.96) (US$(0.14)) and RMB(0.96) (US$(0.14)), respectively, in the first quarter of 2020, compared to RMB1.98 and RMB1.80, respectively, in the same period of 2019.

“The first quarter brings unique challenges to our business in various aspects. In the first quarter, to follow government’s plan to fight the virus, enterprises all over China either had temporary closure or were operating on a very limited basis. On one hand, the production and operation activities of micro- and small- enterprises were severely limited, it was very difficult for our sales partners to introduce borrowers as usual. On the other hand, our employees could not conduct any on-site activities. As a result, our aggregate delinquency ratio increased accordingly in the first quarter. However, we have always believed that with challenge comes opportunity. After the outbreak of COVID-19 pandemic, we immediately communicated with sales partners and trust company partners, optimized our product design and adjusted loan management to take into account the difficulties and financing needs of borrowers. We implemented various measures to ensure our services were in line with the customer needs in this special period. Thanks to the collaboration model that we have been constantly improving, despite the difficulties, we were able to record a year-over-year growth in our loan origination volume and number of effective sales partners in the first quarter of 2020. We also believe that micro- and small- enterprises in China will emerge stronger from this challenging environment with increased capital need in the near future. Our goal is to seize this opportunity, continue to expand and strengthen the collaboration model, and to drive our numbers of effective sales partners and scale of loans up to another level.”

First Quarter 2020 Financial Results

Total interest and fees income decreased by 44.7% to RMB493.7 million (US$69.6 million) for the first quarter of 2020 from RMB892.3 million in the same period of 2019, primarily due to a decrease in the Company’s interest income on loans.

Interest and financing service fee on loans decreased by 44.9% to RMB489.2 million (US$69.0 million) for the first quarter of 2020 from RMB888.2 million in the same period of 2019, primarily due to a decrease in the total outstanding loan amount. Such a decrease was a result of smaller loan origination volume as compare to the amount of loans repaid or collected during the same period of time, due to the fact that most of the economic activities were halted because of the COVID-19 pandemic, as well as the Company’s focus to ensure loan quality over loan growth since the adoption of the collaboration model.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.

Interest on deposits with banks increased by 9.8% to RMB4.5 million (US$0.6 million) for the first quarter of 2020 from RMB4.1 million in the same period of 2019, primarily due to an increase in the amount of time deposits with higher interest rates than current deposits in the first quarter of 2020.

Interest and fees expenses decreased by 50.9% to RMB200.9 million (US$28.3 million) for the first quarter of 2020, compared to RMB409.3 million in the same period of 2019, primarily due to a combined effect of (a) the decrease in interest-bearing borrowings which bore relatively higher interest rate, and (b) the instant repayment to trust companies after borrowers made payments for the underlying loans, which resulted in a decrease of idle cash.

Net interest and fees income were RMB292.8 million (US$41.3 million) for the first quarter of 2020, a decrease of 39.4% from RMB483.0 million in the same period of 2019.

Collaboration cost for sales partners increased by 914.0% to RMB94.3 million (US$13.3 million) for the first quarter of 2020, compared to RMB9.3 million in the same period of 2019, primarily due to the development of the collaboration model which was started since December 2018.

Net interest and fees income after collaboration cost was RMB198.5 million (US$28.0 million) for the first quarter of 2020, representing a decrease of 58.1% from RMB473.7 million in the same period of 2019. Under the collaboration model the Company retain less interest and fees income for each loan generated as compared to the traditional model, as it shares a portion of such income with the sales partners.

Provision for credit losses increased by 27.4% to RMB220.7 million (US$31.1 million) for the first quarter of 2020 from RMB173.3 million in the same period of 2019. The increase was mainly attributable to a combined effect of (a) the impact of the new current expected credit loss (CECL) model that took into account the deterioration in the economic outlook caused by the COVID-19 pandemic, and (b) an increase in the amount of NPLs, namely the loans being delinquent for over 90 days, as a result of the inefficient legal proceedings under the COVID-19 pandemic.

Other gains, net increased by 225.2% to RMB37.4 million (US$5.3 million) for the first quarter of 2020 from RMB11.5 million in the same period of 2019, primarily attributable to the net gain resulting from the disposal of non-performing loans.

Total operating expenses decreased by 26.7% to RMB100.5 million (US$14.2 million) for the first quarter of 2020, compared to RMB137.1 million in the same period of 2019.

Employee compensation and benefits decreased by 19.6% to RMB45.4 million (US$6.4 million) for the first quarter of 2020 from RMB56.5 million in the same period of 2019, primarily due to a decrease in the number of employees under the collaboration model since borrowers are now introduced by sales partners.

Share-based compensation expenses increased by 287.5% to RMB15.5 million (US$2.2 million) for the first quarter of 2020 from RMB4.0 million in the same period of 2019. According to the Company’s share option plan that was adopted on December 31 of 2019, approximately 50%, 30% and 20% of the option granted will be considered vested each of December 31 of 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 37.2% to RMB13.0 million (US$1.8 million) for the first quarter of 2020 from RMB20.7 million in the same period of 2019, primarily due to the non-deductible value added tax (“VAT”) decreased from RMB15.6 million in the first quarter of 2019 to RMB10.0 million (US$1.4 million) in the same period in 2020, which were attributable to the “service fee charged to trust plans,” a non-deductible item. According to the current regulations in China, “service fees charged to trust plans” records a 6% VAT on service fees charged to trust plans on the subsidiary level while no input VAT should be recorded as costs on a consolidated trust plan level.

Operating lease cost decreased by 34.0% to RMB 6.8 million (US$1.0 million) for the first quarter of 2020 as compared to RMB10.3 million for the same period of 2019, primarily due to the development of the new collaboration model started in 2019 resulting in the reduction of leased real estates in line with the decrease of sales personnel nationwide.

Other expenses decreased by 56.6% to RMB19.8 million (US$2.8 million) for the first quarter of 2020 from RMB45.6 million in the same period of 2019, primarily due to the facts that (a) the Company recognized the promotion cost in the first quarter of 2019 amounting to approximately RMB18.0 million, but such cost was not incurred in the first quarter of 2020; and (b) the attorney’s fees decreased, as such fees were recognized after the payments from underlying legal proceedings had been received and such proceedings were lower in the first quarter of 2020 compared with the same period of 2019.

Income tax expense decreased by 136.2% to RMB(16.5) million (US$(2.3) million) for the first quarter of 2020 from RMB45.6 million in the same period of 2019.

Effective tax rate decreased to 20.1% for the first quarter of 2020 from 25.2% in the same period of 2019, primarily due to the fact that the share-based compensation expenses are a non-taxable item which increased to RMB15.5 million (US$2.2 million) for the first quarter of 2020 from RMB4.0 million in the same period of 2019. In addition, the first quarter of 2020 had losses before income tax of RMB(82.2) million (US$(11.6) million) as compared to income before income tax of RMB181.1 million in the same period of 2019, leading to a negative tax effect of the non-deductible share-based compensation expenses in the current period.

Net income/(losses) decreased by 148.5% to RMB(65.7) million (US$(9.3) million) for the first quarter of 2020 from RMB135.5 million in the same period of 2019.

Basic earnings/(losses) per ADS and diluted earnings/(losses) per ADS were RMB(0.96) (US$(0.14)) and RMB(0.96) (US$(0.14)), respectively, in the first quarter of 2020, compared to RMB1.98 and RMB1.80, respectively, in the same period of 2019. One ADS represents 20 ordinary shares.

As of March 31, 2020, the Company had cash and cash equivalents of RMB1.7 billion (US$0.2 billion), compared to RMB1.7 billion as of December 31, 2019, respectively.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, increased from 5.4% as of December 31, 2019 to 7.1% as of March 31, 2020. The increase in the aggregate delinquency rate was a result of the changing market environment, slower growth of outstanding loan principal, and longer collection process.

Business Outlook

A novel strain of coronavirus known as COVID-19, spread throughout China and the entire globe during the first quarter of 2020. The outbreak of COVID-19 pandemic has caused, and is likely to continue to cause, companies in China to implement adjustment of work schemes, impose additional quarantine measures or even temporary or permanent business closure. Results of operations for MSEs, our primary customer group, may be materially and adversely impacted. As a result of the COVID-19 outbreak, our normal work schedule and results of operations have been, and may continue to be adversely impacted, and our future revenues under the impact of this pandemic may be difficult to predict. The COVID-19 outbreak may also have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate. Many cities in China were subject to temporary lockdown, travel restriction or other forms of quarantine. Since late March, however, most of our city branches and sales partners which were less severely affected by the pandemic have resumed normal work. The city branches which were more severely affected by the pandemic also gradually resume normal work by complying with the government’s quarantine and lockdown policies. Although the situation has been gradually improving, the extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain or minimize its impact.

For the second quarter of 2020, based on the information available as of the date of this press release and after taking into consideration of the COVID-19 pandemic, which will continuously affect the operation of MSEs whose owners are our main customers, we expect net loss to be between RMB0 million and RMB50 million for the second quarter of 2020.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 26, 2020 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on June 2, 2020.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10144485

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro-and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2019	March 31, 2020
	RMB	RMB	US$
Assets

Cash and cash equivalents	1,705,356	1,661,658	234,529
Loans principal, interest and financing service fee receivables (net of allowance of RMB1,108,078 and RMB1,450,181 as of December 31, 2019 and March 31, 2020, respectively)	10,258,019	9,482,434	1,338,363
Available-for-sale investments	654,328	712,122	100,510
Property and equipment	9,196	7,475	1,055
Intangible assets and goodwill	3,738	3,611	510
Deferred tax assets	16,441	19,815	2,797
Deposits	133,513	121,868	17,201
Right-of-use assets	38,134	29,860	4,214
Other assets	207,524	302,147	42,644

Total assets	13,026,249	12,340,990	1,741,823

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	870,778	538,487	76,003
Other borrowings	6,652,138	6,385,725	901,289
Accrued employee benefits	37,276	17,328	2,446
Income tax payable	136,932	126,542	17,860
Deferred tax liabilities	359,286	337,080	47,576
Lease liabilities	38,134	29,395	4,149
Credit risk mitigation position	928,702	1,000,313	141,185
Other liabilities	404,469	371,099	52,378

Total liabilities	9,427,715	8,805,969	1,242,886

Ordinary shares (3,800,000,000 shares authorized; 1,371,643,240 shares with USD0.0001 as par value issued as of December 31, 2019 and March 31, 2020)	917	917	129
Additional paid-in capital	937,590	953,108	134,523
Retained earnings	2,662,146	2,578,512	363,934
Accumulated other comprehensive (losses)/income	(2,119)	2,484	351

Total shareholders’ equity	3,598,534	3,535,021	498,937

Total liabilities and shareholders’ equity	13,026,249	12,340,990	1,741,823

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended March 31,
	2019	2020	2020
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	888,222	489,188	69,045
Interest on deposits with banks	4,068	4,498	635

Total interest and fees income	892,290	493,686	69,680

Interest and fees expenses	(409,334)	(200,894)	(28,354)

Net interest and fees income	482,956	292,792	41,326

Collaboration cost for sales partners	(9,268)	(94,271)	(13,306)

Net interest and fees income after collaboration cost	473,688	198,521	28,020
Provision for credit losses	(173,274)	(220,840)	(31,170)

Net interest and fees income/(losses) after provision for credit losses	300,414	(22,319)	(3,150)

Realized gains on sales of investments, net	6,311	3,054	431
Other gains, net	11,547	37,445	5,285

Total non-interest revenue	17,858	40,499	5,716

Operating expenses
Employee compensation and benefits	(56,470)	(45,355)	(6,402)
Share-based compensation expenses	(3,972)	(15,518)	(2,190)
Taxes and surcharges	(20,704)	(12,994)	(1,834)
Operating lease cost	(10,361)	(6,826)	(963)
Other expenses	(45,606)	(19,793)	(2,794)

Total operating expenses	(137,113)	(100,486)	(14,183)

Income/(losses) before income tax	181,159	(82,306)	(11,617)
Income tax expense	(45,638)	16,543	2,335

Net income/(losses)	135,521	(65,763)	(9,282)

Earnings/(losses) per share
Basic	0.10	(0.05)	(0.01)
Diluted	0.09	(0.05)	(0.01)
Earnings/(losses) per ADS (1 ADS equals 20 ordinary shares)
Basic	1.98	(0.96)	(0.14)
Diluted	1.80	(0.96)	(0.14)

Other comprehensive (losses)/income
Net unrealized (losses)/income on available-for-sale investments	(790)	74	10
Foreign currency translation adjustment	(6,133)	4,530	639

Comprehensive income/(losses)	128,598	(61,159)	(8,633)